SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: March 22, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Development Bank of Japan and Sony Sign Non-Binding Memorandum of Understanding for Sale of Chemical Products Businesses.

March 22, 2012

Development Bank of Japan Inc.
Sony Corporation

Development Bank of Japan and Sony Sign Non-Binding
Memorandum of Understanding for Sale of Chemical Products Businesses

Tokyo, Japan, March 22, 2012 --- Development Bank of Japan Inc. (“DBJ”) and Sony Corporation (“Sony”) today announced that they have entered into a non-binding memorandum of understanding that outlines their intent for Sony to sell to DBJ Sony’s chemical products businesses operated by Sony Chemical & Information Device Corporation (“SCID”), a wholly-owned subsidiary of Sony. DBJ and Sony are aiming to sign definitive and legally-binding agreements by the end of May 2012, subject to due diligence on the businesses contemplated to be sold and negotiation of detailed terms and conditions of the sale. Thereafter, the two parties will aim to complete the sale during the third quarter of the fiscal year ending March 31, 2013, subject to the receipt of any necessary government authorizations and approvals.

SCID is engaged in the manufacture and sale of chemical products, including adhesive materials such as anisotropic conductive film, optical materials such as optical elasticity resin, and magnetic devices. SCID also manufactures products sold by Sony, such as optical disk media, magnetic tape, laminate substrates, FeliCa cards and medical print media. The contemplated sale would cover SCID’s domestic and overseas operations relating to the manufacture and sale of chemical products. SCID’s manufacturing business of products sold by Sony, such as optical disk media, magnetic tape, laminate substrates, FeliCa cards and medical print media, will be outside of the scope of the contemplated sale to DBJ, and will continue to be retained and operated within the Sony group.

With their expertise in advanced material development, as well as their strengths in process technologies, SCID’s chemical products businesses are positioned to leverage growth opportunities such as increasing demand for adhesive and optical materials in the smartphone and tablet PC markets, for further expansion.

Sony is, however, focusing as a key initiative on realignment of its business portfolio and, as a result of such realignment effort, believes that this transaction would be the optimum solution for Sony, DBJ and the chemical products businesses themselves.

For DBJ, the acquisition is a part of its ongoing efforts to create values by assisting the growth strategy of Japanese companies, which has been DBJ’s focused initiative since 2010.

DBJ and Sony believe that the independence of these chemical products businesses, coupled with the utilization of DBJ’s domestic and international networks and other diverse business resources, will enable the chemical products businesses to achieve further growth and development in the future.

Outline of Sony Chemical & Information Device Corporation (SCID)

(1) Establishment	March, 1962
(2) Location	Gate City Osaki, East Tower 8th Floor, 1-11-2 Osaki, Shinagawa-ku, Tokyo, Japan
(3) Capital	5.48 billion yen (as of March 22, 2012)
(4) Ownership	Sony Corporation (100%, as of March 22, 2012)
(5) Representative	Takashi Ichinose, Representative Director and President
(6) Business Activities
Manufacture and sales of adhesive materials, optical materials, magnetic devices and other products. Manufacture of optical disks, magnetic tapes, magnetic devices, laminate substrates, FeliCa cards, medical print media and other products.

(7) Number of employees	2,917 (as of March 1, 2012)

About Development Bank of Japan Inc.
DBJ provides seamlessly integrated investment and loan services. We assist clients with their financing needs by taking a position of neutrality and a long-term perspective that extends over all their activities, and by employing leading-edge financial methods.
DBJ Web Site: http://www.dbj.jp/en/

About Sony Corporation
Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $87 billion for the fiscal year ended March 31, 2011.  Sony Global Web Site: http://www.sony.net/

* All names of companies and products contained herein are trademarks or registered trademarks of the respective companies even without the trademark indications of ® or TM